Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 30, 2014

Ms. Sandra Hunter

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	American Realty Capital Healthcare Trust II, Inc. Post-Effective Amendment No. 8 to Form S-11 Filed July 24, 2014 File No. 333-184677

Dear Ms. Hunter:

On behalf of our client, American Realty Capital Healthcare Trust II, Inc. (the “Company”), we are submitting this letter in response to the telephonic comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on July 30, 2014, with respect to Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (the “Post-Effective Amendment”) filed by the Company with the Commission on July 24, 2014 (No. 333-184677) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter. The Company’s responses are set forth below.

General

1.	The Staff requested that, going forward, the Company include in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 a discussion regarding cumulative FFO compared to cumulative distributions and a brief statement as to how this is dilutive.

The Company will include a discussion regarding cumulative FFO compared to cumulative distributions and describe the dilutive impact, if any, in all future Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5.

2.	The Staff requested that, going forward, the Company add or update, as applicable, in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 the following: (i) a risk factor that discloses the percentage of distributions, if any, that is not covered by cash flow from operations or full fiscal year or stub FFO and (ii) a summary risk factor with respect thereto.

The Company will add or update, as applicable, in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 the following: (i) a risk factor that discloses the percentage of distributions, if any, that is not covered by cash flow from operations or full fiscal year or stub FFO and (ii) a summary risk factor with respect thereto.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By:	/s/ Peter M. Fass
Peter M. Fass

cc:	Michael J. Choate, Esq. James A. Tanaka, Esq.